Iron Spark I Inc.
125 N Cache St.

2nd Floor

Jackson, Wyoming 83001

June 1, 2021

VIA EDGAR
Mr. Dillon Hagius
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Iron Spark I Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-253775) (the “Registration Statement”)

Dear Mr. Hagius:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 3, 2021, or as soon thereafter as practicable.

Very truly yours,

Iron Spark I Inc.

By:	/s/ Joshua L. Spear
Name: Joshua L. Spear
Title: Chief Executive Officer & Director